SEC Mail Processing Section

MAR 09 2009

Washington, DC
106

SECU 09040007 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-35079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: High Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1853 William Penn Way
(No. and Street)

Lancaster (City) PA (State) 17605-0008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derry Young 717-299-5284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beard Miller Company LLP
(Name – *if individual, state last, first, middle name*)

Suite 301, 1869 Charter Lane (Address) Lancaster (City) PA (State) 17601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, Derry Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of High Securities, Ltd., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

bmc

Independent Auditor's Report

To the Board of Directors of
High Securities, Ltd.

We have audited the accompanying balance sheets of High Securities, Ltd. (a Pennsylvania S-Corporation) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to the Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Securities, Ltd. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Beard Miller Company LLP
Lancaster, Pennsylvania
February 24, 2009

Balance Sheets

December 31, 2008 and 2007

	2008	2007
Assets		
Current Assets		
Cash and cash equivalents	$ 85,109	$ 80,241
Prepaid expenses	1,993	2,142
Total Assets	$ 87,102	$ 82,383
Stockholder's Equity		
Stockholder's Equity		
Common stock, $.01 par value - 10,400 shares authorized and issued	$ 104	$ 104
Paid-in capital	189,001	114,001
Retained earnings (accumulated deficit)	(75,608)	(5,327)
Less - cost of treasury stock (3,016 shares)	(26,395)	(26,395)
Total Stockholder's Equity	$ 87,102	$ 82,383

See notes to financial statements.

Statements of Operations

Years Ended December 31, 2008 and 2007

	2008	2007
Revenue		
Interest	$ 535	$ 2,100
Other	-	35,000
Total Revenue	535	37,100
Expenses		
Legal and professional	6,437	4,500
Office and administrative	60,000	60,000
Miscellaneous	-	41
Regulatory fees	4,379	4,482
Total Expenses	70,816	69,023
Net Loss	$ (70,281)	$ (31,923)

See notes to financial statements.

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2008 and 2007

	Common Stock - Common Shares	Common Stock	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock - Common Shares	Cost of Treasury Stock - Common	Total
Balances - December 31, 2006	10,400	$ 104	$ 114,001	$ 26,596	3,016	$ (26,395)	$ 114,306
Net loss	-	-	-	(31,923)	-	-	(31,923)
Balances - December 31, 2007	10,400	104	114,001	(5,327)	3,016	(26,395)	82,383
Capital contributions	-	-	75,000	-	-	-	75,000
Net loss	-	-	-	(70,281)	-	-	(70,281)
Balances - December 31, 2008	10,400	$ 104	$ 189,001	$ (75,608)	3,016	$ (26,395)	$ 87,102

See notes to financial statements.

Statements of Cash Flows

Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities		
Net loss	$ (70,281)	$ (31,923)
Adjustment to reconcile net loss to net cash used in operating activities:		
Decrease in account receivable	-	1,330
Decrease in prepaid expenses	149	116
Net Cash Used In Operating Activities	(70,132)	(30,477)
Cash Flows from Financing Activities		
Capital contribution	75,000	-
Net Increase (Decrease) in Cash and Cash Equivalents	4,868	(30,477)
Cash and Cash Equivalents - Beginning of Year	80,241	110,718
Cash and Cash Equivalents - End of Year	$ 85,109	$ 80,241

See notes to financial statements.

Note 1 - Company Operations

The Company was formed on October 17, 1985, for the purpose of registering as a broker-dealer selling interests in direct participation and capital raising programs.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all investments in highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

By consent of its stockholder, the Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. The stockholder is liable for individual federal and state income taxes on the Company's taxable income. Consequently, no provision for income taxes has been presented in the financial statements.

Effective January 1, 2008, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2008. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the statements of operations.

Years that remain open for potential review by the Internal Revenue Service are 2005 through 2007.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Company Operations (Continued)

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of Rules 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more designated bank accounts.

Note 2 - Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for either 2008 or 2007 and, consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $85,109 and $80,241, respectively, which was $80,109 and $75,241 in excess of its required net capital of $5,000 in 2008 and 2007, respectively. The Company's aggregate indebtedness to net capital ratio was 0 to 1 in 2008 and 2007.

Note 4 - Related Party Transactions

High Securities, Ltd. has a contract with a related party to receive various administrative services. Total expenses related to this contract for both 2008 and 2007 were $60,000.

The agreement between the Company and related parties are not the result of arms-length negotiations.

Note 5 - Cash Risk

At times during the years ended December 31, 2008 and 2007, cash balances may have exceeded the federally insured limit of $250,000 and $100,000, respectively. As of December 31, 2008 and 2007, bank balances did not exceed FDIC coverage.

Note 6 - Other Income

In July 2007, the Financial Industry Regulatory Authority (FINRA) was created through the consolidation of National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. As a result of the consolidation, the Company received a special member payment of $35,000 which is reflected in other revenue in 2007.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008 and 2007

Schedule I

	2008	2007
Total Stockholder's Equity	$ 87,102	$ 82,383
Non-allowable assets:		
Accounts receivable	-	-
Prepaid expenses	(1,993)	(2,142)
Net Capital	$ 85,109	$ 80,241
Aggregate Indebtedness - Total Liabilities	$ -	$ -
Computation of Basic Net Capital Requirement - Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$ 5,000	$ 5,000
Net Capital in Excess of Minimum Requirement	$ 80,109	$ 75,241
Ratio of Aggregate Indebtedness to Net Capital	0 to 1	0 to 1

Statement Pursuant to Rule 17a-5(d)(4)

Since there are no differences between the net capital computation on Part II A of the Company's Form X-17A-5 and the net capital computed above, reconciliation is not necessary.

bmc

Independent Auditor's Report on
Internal Control Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
High Securities, Ltd.

In planning and performing our audit of the financial statements of High Securities, Ltd. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal curse of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Beard Miller Company LLP

Beard Miller Company LLP
Lancaster, Pennsylvania
February 24, 2009